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                        Consent of Independent Auditors



The Board of Directors of
Guilford Pharmaceuticals Inc.:


We consent to incorporation by reference in the registration statements (No. 333-56092, No. 333-30814, No. 333-72319, No. 333-17833) on Form S-8 of Guilford
Pharmaceuticals Inc. of our report dated February 9, 2001, relating to the consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, and the related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Guilford Pharmaceuticals Inc. Our report refers to a change in the Company's revenue recognition policy for non-refundable upfront fees in 2000.



/s/ KPMG LLP
Philadelphia, Pennsylvania
March 26, 2001